June 4, 2010

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Media General, Inc.

Amendment No. 1 to

Registration Statement on Form S-4

Registration No. 333-166573

Ladies and Gentlemen:

We are hereby submitting on behalf of Media General, Inc. (the “Company”) Amendment No. 1 to the Registration Statement on Form S-4 in connection with the Company’s offer to exchange $300,000,000 aggregate principal amount of 11 3/4% Senior Secured Notes due 2017, for the same aggregate principal amount of substantially identical 11 3/4% Senior Secured Notes due 2017 originally issued by the Company on February 12, 2010 in reliance upon an exemption from the registration requirements of the Securities Act of 1933, as amended.

Should you have any questions or require any additional documents or information please contact me at 804-775-1054 (jsellers@mcguirewoods.com).

Very truly yours,

/s/ Jane Whitt Sellers

June 4, 2010

VIA EDGAR AND HAND DELIVERY

Julie F. Rizzo, Attorney-Advisor

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Media General, Inc.

Amendment No. 1 to Registration Statement

on Form S-4 Filed June 4, 2010

File No. 333-166573

Dear Ms. Rizzo:

We are responding on behalf of our client, Media General, Inc. (the “Company”), to your letter to Mr. George L. Mahoney, Esquire, dated June 1, 2010. Simultaneously with the submission of this letter, we are filing Amendment No. 1 to the Company’s Registration Statement on Form S-4 (“Amendment No. 1”).

This letter, together with Amendment No. 1, responds to the comments in your letter dated June 1, 2010. Amendment No. 1 is marked to show changes from the Company Registration Statement filed May 6, 2010. A copy of the marked document is included with the copy of this letter being delivered to you.

This letter repeats the comments from your letter of June 1, 2010, together with responses on behalf of the Company.

June 4, 2010

General

1.	We note that you are registering the exchange offer in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Sherman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Sherman & Sterling no-action letters.

Thank you for the comment. The Company has submitted the requested supplemental letter with its filing of Amendment No. 1.

2.	We note that there are several entities listed in the registration statement as additional registrants, each of which are a guarantor in this transaction. However, it does not appear that opinions were filed with your registration statement for any of these entities. Please provide an opinion of counsel for each of these entities with the filing of your next amendment to your registration statement.

The opinion of counsel has been revised to include each guarantor listed in the registration statement.

Prospectus

Certain U.S. Federal Income Tax Considerations of the Exchange, page 81

3.	Please revise to clarify that all material U.S. federal income tax consequences have been discussed rather than just “certain” or “certain material” consequences. Please also revise your opinion filed as Exhibit 8.1 as appropriate.

We have revised the referenced disclosure in both the prospectus and Exhibit 8.1.

4.	It appears that Exhibit 8.1 is a short-form tax opinion. As such, both Exhibit 8.1 and the prospectus must clearly state that the tax consequences section of the prospectus is counsel’s opinion. Please revise accordingly.

The prospectus and Exhibit 8.1 have been updated as requested.

5.	In this regard, we note the first sentence of the second paragraph which states that you have not sought and do not expect to seek an opinion of counsel with respect to the statements made and conclusions reached in this section. Please delete this statement or please advise given the opinion is filed as Exhibit 8.1.

The referenced statement has been deleted in the current filing.

June 4, 2010

6.	Please delete your characterization of the tax considerations as a “summary.”

The prospectus has been revised as requested.

7.	Refer to the penultimate paragraph on page 81. The word “should” may be used when significant doubt exists as to counsel’s opinion. In such cases, counsel must explain the reasons for doubt and the degree of uncertainty in the opinion and provide a risk factor and/or other appropriate disclosure setting forth the risks to investors. Alternatively, revise your registration statement to state clearly that each material tax consequence being opined upon is discussed in the tax consequences section, which you incorporate by reference in Exhibit 8.1, is counsel’s opinion and state the basis for counsel’s opinion.”

The registration statement has been revised to respond to this comment on page 81 in the current filing.

8.	Please revise the last sentence on page 81 to remove any inference that investors are not entitled to rely on counsel’s opinion, which you incorporate by reference in Exhibit 8.1.

The last sentence on page 81 of prospectus has been revised.

Exhibit 5.1

9.	Refer to the fourth paragraph of the opinion. Please delete counsel’s disclosure that it has “not independently established or verified” facts material to the opinions, and the phrase “without independent verification of their accuracy” from the fourth paragraph. Counsel should investigate or verify any factual matters relevant to the rendering of its opinion as holders or purchasers of the Exchange Notes are not in a position to perform such investigation or verification. Please similarly revise Exhibit 8.1 as appropriate. ”

The referenced language has been deleted from Exhibit 5.1. Additionally, the similarly referenced language has been deleted from Exhibit 8.1 as requested.

10.	Additionally, the assumption regarding the content and form of the organizational documents, minutes, records, resolutions and other documents or writings of the company in the fourth paragraph is inappropriate since counsel may not rely upon others for anything other than factual matters, and the referenced documents may contain legal conclusions or other items upon which counsel is not entitled to rely. Please revise.

The fourth paragraph has been revised accordingly.

11.	Please revise the third to last paragraph to delete the qualification that the scope of the opinion letter is limited to the laws of the Commonwealth of Virginia, the State

June 4, 2010

of New York and the federal laws of the United States, which in your experience, “are the type typically applicable to transactions contemplated by the Exchange Offer, the Indenture and the Exchange Notes. .

The third to last paragraph has been revised to delete the qualification regarding the limited scope of the opinion letter.

12.	Please delete the words “as of the date hereof” and “after the date hereof” from the penultimate paragraph to remove language limiting the opinion to a date prior to effectiveness or confirm that you will re-file you opinion on the date of effectiveness.

The opinion has been revised to respond to this comment.

Exhibit 8.1

13.	Please revise the opinion to define “you and your agents” in the last sentence of the third paragraph or please revise.

The last sentence of the third paragraph has been revised accordingly.

14.	We note the third sentence of the fourth paragraph of the opinion. Please confirm that all assumptions on which you are relying are set forth in the opinion.

The third paragraph of the opinion contains all of the assumptions counsel is relying on for its opinion.

15.	Please delete the words “as in the effect on the date hereof from the fourth paragraph to remove language limiting the opinion to a date prior to effectiveness or confirm that you will re-file your opinion on the date of effectiveness.

The opinion has been revised to respond to this comment.

As indicated in your letter dated June 1, 2010, the Company understands that it is responsible for the accuracy and adequacy of the disclosure in its filings and to ensure that it will have provided all information investors require for an informed decision. Please note that the Company is not requesting acceleration of the effective date of the pending Registration Statement at this time but will, when such request is made, provide the acknowledgments requested in your letter dated June 1, 2010.

We thank the staff very much for its attention to the Company’s filing and for its ongoing assistance in processing this filing.

Any questions concerning this letter or the accompanying Amendment No. 1 to the Registration Statement may be directed to the undersigned at (804) 775-1054.

Very truly yours,

/s/ Jane Whitt Sellers

cc:	Michelle Lacko, Staff Attorney, Division of Corporation Finance
Mr. Marshall N. Morton
George L. Mahoney, Esquire
Mr. John A. Schauss
Mr. Jack A. Butler

MEDIA GENERAL, INC.

333 East Franklin Street

Richmond, Virginia 23219

June 4, 2010

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:    Registration Statement on Form S-4 (File No. 333-166573)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement on Form S-4 (File No. 333-166573), which was filed with the U.S. Securities and Exchange Commission (the “Commission”) on May 6, 2010, as amended by Amendment No. 1 filed with the Commission on June 4, 2010, relating to the offer to exchange (the “Exchange Offer”) up to $300,000,000 in aggregate principal amount of 11  3/4% Senior Secured Notes due 2017 (the “Exchange Notes”) for outstanding 11  3/4% Senior Secured Notes due 2017 (the “Original Notes”) of Media General, Inc. (the “Issuer”), the Issuer hereby represents that:

(A) The Issuer has not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and, to the best of the Issuer’s information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer. In this regard, the Issuer shall make each person participating in the Exchange Offer aware, through the prospectus relating to the Exchange Offer (the “Prospectus”) or otherwise, that if the Exchange Offer is being registered for the purpose of secondary resales, any holder of Original Notes using the Exchange Offer to participate in a distribution of the Exchange Notes (i) could not rely on the position of the staff of the Commission enunciated in Exxon Capital Holdings Corporation (available May 13, 1988) or similar letters (unlike the Issuer, who is relying on such letters, among other things) and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a secondary resale transaction. The Issuer acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K of the Securities Act.

(B) No broker-dealer that may participate in the Exchange Offer with respect to Original Notes acquired for its own account as a result of market-making activities or other trading activities has entered into any arrangement or understanding with the Issuer or any affiliate of the Issuer to distribute the Exchange Notes to be received in the Exchange Offer.

(C) The Issuer (i) shall make each person participating in the Exchange Offer aware, through the Prospectus, that any broker-dealer who holds Original Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Original Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act (as described in Sherman & Sterling (available July 2, 1993)) in connection with any resale of the Exchange Notes and (ii) shall include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer the additional provision that, if the exchange offeree is a broker-dealer holding Original Notes acquired for its own account as a result of market-making activities or other trading activities, such broker-dealer acknowledges that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Original Notes pursuant to the Exchange Offer. The transmittal letter or similar documentation shall also include a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Sincerely,

MEDIA GENERAL, INC.

By:	/s/ John A. Schauss
John A. Schauss
Vice President—Finance and Chief Financial Officer